UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the press release with respect to the fourth quarter results ended April 26, 2009

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☐          Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes ☐        No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

July 14, 2009
Per: /s/ Sylvain Aubry
Sylvain Aubry
Senior Director, Legal Affairs and Corporate Secretary

SIGNIFICANT INCREASE IN NET EARNINGS FOR THE FOURTH QUARTER
AND RECORD YEAR FOR COUCHE-TARD

Fiscal year

Fiscal year 2009 net earnings of $253.9 million, or $1.29 per share on a diluted basis compared to $189.3 million, or $0.92 per share on a diluted basis last year, an increase of 34.1%
Quarter

Fourth quarter net earnings of $38.0 million, or $0.20 per share on a diluted basis compared to $15.5 million, or $0.08 per share on a diluted basis last year
Same-store merchandise sales increase 3.3% in the United States and 2.8% in Canada
Slight decrease of 0.1% in the consolidated merchandise and service gross margin; increase of 0.4% in the United States
A 2.2% same-store fuel volume increase in Canada but a 4.1% decrease in the United States; the trend is improving in the United States
11.38¢ per gallon motor fuel gross margin in the United-States and Cdn5.62¢ per litre in Canada
Excluding the impact related to the exchange rate, acquisitions and electronic payment fees, Operating, selling, administrative and general expenses are down 3.3%

TSX: ATD.A, ATD.B

Laval, Quebec, July 14, 2009 – Alimentation Couche-Tard announces today that its net earnings for the 12-week period ended April 26, 2009, reached $38.0 million, or $0.20 per share on a diluted basis, a $22.5 million jump compared to $15.5 million, or $0.08 per share on a diluted basis, last year. Fourth quarter net earnings were positively affected by earnings stemming from acquisitions, higher motor fuel gross margins, an increase in same-store merchandise revenues, growth in same-store motor fuel volume in Canada, sound management by Couche-Tard of its operating expenses as well as a decrease in financial expenses. These positive items were partially offset by a decrease in same-store motor fuel volume in the United States, a weakening Canadian dollar, a slight decrease in merchandise and service consolidated gross margin as well as a higher income tax expense compared to the income tax recovery recorded in the fourth quarter of fiscal 2008. As for fiscal year 2009, net earnings reached $253.9 million or $1.29 per share on a diluted basis – a record high for Alimentation Couche-Tard - compared to $189.3 million for the previous year.

“Given the economic conditions, we are satisfied with the quarterly and annual results while remaining level-headed and prudent about the coming year”, indicates Alain Bouchard, President and Chief Executive Officer. “Our performance most certainly reflects the interesting margins on motor fuel sales over a portion of the last fiscal year. However, we keep ourselves in check and understand that such a windfall may not present itself during the coming year”, he continues. “On the other hand, with the sacrifices made by all over the past months and the informed decisions we made with our people, we are poised to tackle the challenges that will arise over the coming years and maintain the Company’s results despite normal motor fuel margins. With this being said, I want to say thank you to our employees for their great work and constant support”, he concludes.

Raymond Paré, Vice-President and Chief Financial Officer adds: “Although the economic situation is quite difficult in the United States, we are observing encouraging signs. Indeed, although it is still negative, the United States same-store motor fuel trend is improving. The U.S. merchandise and service gross margin, is also increasing” he says. “In addition, excluding the impact related to the foreign exchange variations, to the electronic payment modes expense and to acquisitions, Operating, selling, administrative and general expenses decreased by 3.3% during the last quarter” he continues. “We have nonetheless generated an average return on investment of 18.3% during the challenging last three fiscal years, 19.4% for fiscal 2009. We are therefore in good position and will be working hard to maintain and even improve our situation as well as that of partners’”, concludes Mr. Paré.

Highlights of the Fourth Quarter of Fiscal 2009

Growth of the Store Network

	12-week period ended April 26, 2009			52-week period ended April 26, 2009
	Company-			Company-
	operated	Affiliated		operated	Affiliated
	stores	stores	Total	stores	stores	Total
Number of stores, beginning of period	4,370	1,074	5,444	4,068	1,051	5,119
Acquisitions	21	-	21	107	-	107
Openings / constructions / additions (1)	32	18	50	311	78	389
Closures / withdrawals	(28)	(44)	(72)	(91)	(81)	(172)

Number of stores, end of period	4,395	1,048	5,443	4,395	1,048	5,443

(1) Includes stores added to Couche-Tard’s network through the partnership agreement with Irving Oil.

IMPACT Program During the quarter, Couche-Tard also implemented its IMPACT program in 81 company-operated stores (211 for fiscal 2009). As a result, 61.0% of its company-operated stores have now been converted to the IMPACT program.

Partnership In connection with its commercial partnership with Irving Oil which was put in place during the first quarter of fiscal 2009, the Company has integrated 15 Irving stores in Canada during the fourth quarter of fiscal 2009, bringing the total number of integrated stores to 249 (125 in Canada including seven affiliated stores and 124, in the United States all company-operated). In addition, pursuant to this commercial partnership, another 23 Irving stores located in the United States were added. These 23 stores were integrated with Couche-Tard’s network during the second, third and fourth quarters of fiscal 2009.

Business acquisitions During the fourth quarter of fiscal 2009, Couche-Tard made the following acquisitions:

Effective February 5, 2009, the Company acquired 13 company-operated stores located in the Province of Quebec, Canada from Exploitation Quali-T inc., a subsidiary of Groupe Therrien.
  Effective February 10, 2009, the Company acquired seven company-operated stores from Gate Petroleum Company. These stores operate under the Gate banner in the Greensboro and Raleigh regions of North Carolina, United States.

Dividends On July 14, 2009, the Board of Directors declared a quarterly dividend of Cdn$0.035 per share for the fourth quarter of fiscal 2009 to shareholders on record as at July 23, 2009, and approved its payment for July 30, 2009. This is an eligible dividend within the meaning of the Income Tax Act of Canada.

Share repurchase program The Company has a share repurchase plan, which was implemented on August 8, 2008 and which will expire at the latest on August 7, 2009. During the fourth quarter of fiscal 2009, Couche-Tard has repurchased under this program 12,300 Class A multiple voting shares at an average cost of Cdn$13.11 and a total of 5,338,400 Class B subordinate voting shares at an average cost of Cdn$12.84. On a cumulative basis since the implementation of the program, Couche-Tard has repurchased a total of 15,300 Class A multiple voting shares at an average cost of Cdn$13.17 and 7,483,400 Class B subordinate voting shares at an average cost of Cdn$13.02. Security holders may obtain a copy of the notice filed with the Toronto Stock Exchange, without charge, by contacting the Corporate Secretary of Alimentation Couche-Tard Inc. at 1600, St-Martin Blvd. East, Tower B, 2nd Floor, Laval, Québec, H7G 4S7.

New credit agreement On March 24, 2009, Couche-Tard entered into a new credit agreement consisting of a revolving unsecured credit facility of a maximum amount of $40.0 million with terms and conditions similar to those of the other facility the Company already had as at April 27, 2008. However, this credit agreement is only available in the form of a term revolving unsecured operating credit, in US dollars. Thus, Couche-Tard has $1.0 billion available under its credit facilities of which approximately $600.0 million are unused as at April 26, 2009. Amounts under the facilities will come to maturity only in September 2012.

Subsequent event On May 28, 2009, Couche-Tard closed the acquisition of 43 company-operated stores in Phoenix, Arizona, United States from ExxonMobil Corporation (ExxonMobil). The land and buildings of ten of these sites will be leased. As per the agreement, ExxonMobil also transferred to Couche-Tard the “On the Run” trademark rights in the United Sates as well as 450 franchised stores operating under this trademark in the United States.

Exchange Rate Data

The Company reports in US dollar given the predominance of its operations in the United States and its US dollar denominated debt.

The following table presents relevant exchange rates information based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	12-week periods ended		52-week periods ended
	April 26, 2009	April 27, 2008	April 26, 2009	April 27, 2008
Average for period (1)	0.8020	0.9947	0.8760	0.9773
Period end	0.8267	0.9840	0.8267	0.9840

(1) Calculated by taking the average of the closing exchange rates of each day in the applicable period.

As the Company uses the US dollar as its reporting currency, in its consolidated financial statements and in the present press release, unless indicated otherwise, results from Canadian and corporate operations are translated into US dollars using the average rate for the period. Variances and explanations related to variations in the foreign exchange rate and the volatility of the Canadian dollar which are discussed in the present press release are therefore related to the translation in US dollars of Canadian and corporate operations results and do not have a true economic impact on Couche-Tard’s performance since most of its consolidated revenues and expenses are received or denominated in the functional currency of the markets in which it does business. Accordingly, the Company’s sensitivity to variations in foreign exchange rates is economically limited.

Selected Consolidated Financial Information

The following table highlights certain information regarding Couche-Tard’s operations for the 12-week and 52-week periods ended April 26, 2009, and April 27, 2008:

(In millions of US dollars, unless otherwise stated)	12-week periods ended				52-week periods ended
	April 26,		April 27,	Variation	April 26,		April 27,		Variation
	2009		2008	%	2009		2008		%
Statement of Operations Data:
Merchandise and service revenues (1) :
United States	880.9		790.8	11.4	3,742.6		3,476.3		7.7
Canada	335.4		373.5	(10.2)	1,673.8		1,724.4		(2.9)
Total merchandise and service revenues	1,216.3		1,164.3	4.5	5,416.4		5,200.7		4.1
Motor fuel revenues:
United States	1,504.7		2,229.3	(32.5)	8,865.2		8,891.6		(0.3)
Canada	273.0		312.2	(12.6)	1,499.5		1,277.7		17.4
Total motor fuel revenues	1,777.7		2,541.5	(30.1)	10,364.7		10,169.3		1.9
Total revenues	2,994.0		3,705.8	(19.2)	15,781.1		15,370.0		2.7
Merchandise and service gross profit (1) :
United States	295.8		262.4	12.7	1,226.2		1,146.5		7.0
Canada	113.3		129.5	(12.5)	574.9		601.1		(4.4)
Total merchandise and service gross profit	409.1		391.9	4.4	1,801.1		1,747.6		3.1
Motor fuel gross profit:
United States	85.8		67.7	26.7	545.6		393.9		38.5
Canada	22.6		19.3	17.1	89.9		82.0		9.6
Total motor fuel gross profit	108.4		87.0	24.6	635.5		475.9		33.5
Total gross profit	517.5		478.9	8.1	2,436.6		2,223.5		9.6
Operating, selling, administrative and general expenses	412.5		415.2	(0.7)	1,848.8		1,738.9		6.3
Depreciation and amortization of property and equipment and other assets	42.6		39.9	6.8	183.0		172.5		6.1
Operating income	62.4		23.8	162.2	404.8		312.1		29.7
Net earnings	38.0		15.5	145.2	253.9		189.3		34.1
Other Operating Data:
Merchandise and service gross margin (1) :
Consolidated	33.6%		33.7%	(0.1)	33.3%		33.6%		(0.3)
United States	33.6%		33.2%	0.4	32.8%		33.0%		(0.2)
Canada	33.8%		34.7%	(0.9)	34.3%		34.9%		(0.6)
Growth of same-store merchandise revenues (2) (3) :
United States	3.3%		0.1%		0.6%		2.5%
Canada	2.8%		2.2%		2.2%		4.0%
Motor fuel gross margin (3) :
United States (cents per gallon)	11.38		10.02	13.6	17.55		13.58		29.2
Canada (Cdn cents per litre)	5.62		5.25	7.0	4.97		5.08		(2.2)
Volume of motor fuel sold (4) :
United States (millions of gallons)	781.3		697.3	12.0	3,214.9		3,019.9		6.5
Canada (millions of litres)	502.3		370.1	35.7	2,059.0		1,655.0		24.4
(Decrease) growth of same-store motor fuel volume (3) :
United States	(4.1%	)	0.9%		(6.4%	)	(0.2%	)
Canada	2.2%		5.8%		3.7%		6.3%
Per Share Data:
Basic net earnings per share (dollars per action)	0.20		0.08	150.0	1.31		0.94		39.4
Diluted net earnings per share (dollars per action)	0.20		0.08	150.0	1.29		0.92		40.2

					April 26,		April 27,		Variation
					2009		2008		$
Balance Sheet Data:
Total assets					3,255.9		3,320.6		(64.7)
Interest-bearing debt					749.2		842.2		(93.0)
Shareholders’ equity					1,326.0		1,253.7		72.3
Ratios:
Net interest-bearing debt/total capitalization (5)					0.30 : 1		0.33 : 1
Net interest-bearing debt/EBITDA (6)					0.98 : 1		1.29 : 1
1.	Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.
2.	Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.
3.	For company-operated stores only.
4.	Includes volume of franchisees and dealers.
5.

This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long- term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders’ equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

6.

This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long- term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Operating Results

Revenues amounted to $3.0 billion in the fourth quarter of fiscal 2009, compared to $3.7 billion for the same quarter last fiscal year, a decrease of 19.2% or $711.8 million. Of this amount, $903.0 million is due to a lower retail price at the pump compared to the fourth quarter of fiscal 2008 and $145.8 million is due to the depreciation of the Canadian dollar against its US counterpart. These decreases were partially offset by additional revenues of $384.0 million generated by acquisitions. Couche-Tard recorded 79.7% of its revenues in the United States, compared with 81.5% in the fourth quarter last fiscal year.

Revenues amounted to $15.8 billion in fiscal 2009, up $411.1 million, an increase of 2.7%, of which $1.6 billion was attributable to acquisitions, further complemented by the growth of same-store merchandise revenues in the United States and Canada, as well as the growth in same-store motor fuel volume in Canada. These positive items were partially offset by a drop in same-store motor fuel volumes in the United States, a $411.0 million decrease in revenues related to the drop in motor fuel retail price as compared to last year, and a $310.6 million decrease related to the weakening Canadian dollar.

More specifically, the growth of merchandise and service revenues for the fourth quarter of fiscal 2009 was $52.0 million, an increase of 4.5% compared to the same quarter last fiscal year, of which $100.2 million was generated by acquisitions, partially offset by a $80.3 million decrease related to the depreciation of the Canadian dollar against its U.S. counterpart. Growth in same-store merchandise revenues was 3.3% in the United States, of which 2.7% is due to the positive effect of the federal tax increase on tobacco products during the fourth quarter of fiscal 2009 while the remaining increase comes from the ability of Couche-Tard’s business units to put forward a product mix allowing them to maintain revenues as well as gross margin. However, these growth factors were partially offset by the impact of poor economic conditions in certain of Couche-Tard’s U.S. markets. As for the Canadian market, the 2.8% increase in same-store merchandise revenues is in great part attributable to Couche-Tard’s merchandising strategy.

As for fiscal 2009, merchandise and services revenues grew by $215.7 million or 4.1% due to the $335.3 million generated by acquisitions, partially offset by the $170.5 million decrease related to the depreciation of the Canadian dollar against its U.S. counterpart. Internal growth, as measured by the growth in same-store merchandise revenues, was 0.6% in the United States and 2.2% in Canada.

Motor fuel revenues decreased by $763.8 million or 30.1% in the fourth quarter of fiscal 2009. The lower average retail price at the pump in the company-operated stores in the United Stated and Canada created a drop in revenues of $903.0 million, as shown in the following table, beginning with the first quarter of the year ended April 27, 2008:

					Weighted
Quarter	1st	2nd	3rd	4th	average
52-week period ended April 26, 2009
United States (US dollars per gallon)	3.91	3.67	2.00	1.95	2.78
Canada (Cdn cents per litre)	122.66	114.37	78.05	78.67	95.63
52-week period ended April 27, 2008
United States (US dollars per gallon)	2.98	2.73	2.96	3.22	2.97
Canada (Cdn cents per litre)	98.49	92.35	95.92	103.69	97.43

Acquisitions contributed an additional 138.5 million gallons in the fourth quarter, or $283.8 million in revenues, partially offset by the depreciation of the Canadian dollar against its U.S. counterpart, resulting in a decrease in revenues of $60.5 million. The same-store motor fuel volume fell 4.1% in the United States and rose 2.2% in Canada. In the United States, the decrease is mainly due to the poor economic conditions affecting some of Couche-Tard’s business units. However, the trend is improving compared to the previous quarters.

During fiscal 2009, motor fuel revenues increased $195.4 million or 1.9%, of which $1.2 billion or 463.1 million of gallons stems from acquisitions. This increase was partially offset by a $411.0 million drop in motor fuel revenues due to a lower average retail price at the pump in Couche-Tard’s U.S. and Canadian company-operated stores. As for the same-store motor fuel volume, it fell 6.4% in the United States and rose 3.7% in Canada. In the United States, the decrease is not only due to poor economic conditions affecting some of Couche-Tard’s business units but also to the overall decline in consumer demand resulting from the sharp increase in retail prices at the pump during the first half of fiscal 2009. The depreciation of the Canadian dollar against its U.S. counterpart accounts for a decrease in revenues of $140.1 million.

During the fourth quarter of fiscal 2009, the merchandise and service gross margin stood at 33.6%, compared with 33.7% in the fourth quarter of fiscal 2008. In the United States, gross margin rose to 33.6% in the fourth quarter of fiscal 2009, an increase compared with 33.2% in fiscal 2008, due to the implementation of the Company’s Impact conversion program in a growing number of stores, a more favorable product-mix as well as the Company’s merchandising strategies. In Canada, the margin fell to 33.8%, from 34.7% last fiscal year. The performance in Canada is mainly the result of a merchandising strategy in tune with market competitiveness and economic conditions within each market as well as a less favourable product mix. Finally, some recent acquisitions in Canada and the United States posted a lower gross margin than the existing network thereby lowering the overall gross margin. This situation should improve as Couche-Tard’s integration and improved supply terms strategies are implemented.

The merchandise and service gross margin was 33.3% in fiscal 2009, down 0.3% compared with 33.6% in fiscal 2008. In the United States, the gross margin was 32.8%, a slight decrease from 33.0% in fiscal 2008. In Canada, the gross margin fell 0.6% to 34.3% .

During the fourth quarter, the motor fuel gross margin for Couche-Tard’s company-operated stores in the United States increased by 1.36¢ per gallon, from 10.02¢ per gallon in the fourth quarter of fiscal 2008 to 11.38¢ per gallon this quarter. For the same period, in Canada, the gross margin rose, reaching Cdn5.62¢ per litre compared with Cdn5.25¢ per litre in the fourth quarter of 2008. The motor fuel gross margin of Couche-Tard’s company-operated stores in the United States as well as the impact of expenses related to electronic payment modes for the last eight quarters, beginning with the first quarter of the fiscal year ended April 27, 2008 were as follows:

(US cents per gallon)
					Weighted
Quarter	1st	2nd	3rd	4th	average
52-week period ended April 26, 2009
Before deduction of expenses related to electronic payment modes	15.55	24.88	18.21	11.38	17.55
Expenses related to electronic payment modes	5.07	4.94	3.15	3.10	3.96
After deduction of expenses related to electronic payment modes	10.48	19.94	15.06	8.28	13.59
52-week period ended April 27, 2008
Before deduction of expenses related to electronic payment modes	16.73	13.04	14.38	10.02	13.58
Expenses related to electronic payment modes	4.15	3.82	3.98	4.02	3.99
After deduction of expenses related to electronic payment modes	12.58	9.22	10.40	6.00	9.59

As for fiscal 2009, the motor fuel gross margin of company-operated stores in the United States increased by 3.97¢ per gallon, from 13.58¢ per gallon last year to 17.55¢ per gallon this year. In Canada, the margin decreased slightly to 4.97¢ per litre compared to 5.08¢ per litre in fiscal 2008.

For the fourth quarter of fiscal 2009, operating, selling, administrative and general expenses fell by 0.7% compared with fiscal 2008. These expenses decreased by 5.0% and 1.9%, respectively because the impact of the weakening Canadian dollar and the decrease in electronic payment modes expenses, while they rose by 9.5% due to acquisitions. Excluding these factors, the decrease is 3.3% chiefly due to the Company’s sound management of its other controllable expenses.

For fiscal 2009, operating, selling, administrative and general expenses rose by 6.3% compared with fiscal 2008. Expenses increased by 8.0% because of acquisitions while they decreased by 2.9% because of impact of the weakening Canadian dollar and 0.4% because of the decrease in electronic payment modes expenses. The remaining variance of 1.6% is mainly due to a normal increase in operating expenses caused by inflation, partially offset by Couche-Tard’s management of other controllable expenses.

Earnings before interests, taxes, depreciation and amortization [EBITDA]1 was $105.0 million for the fourth quarter of fiscal 2009, up 64.8% for the corresponding period of fiscal 2008. In fiscal 2009, EBITDA was $587.8 million, up 21.3% compared with last fiscal year. Acquisitions account for $2.6 million and $19.6 million of this amount for the fourth quarter and fiscal 2009, respectively.

For the fourth quarter and fiscal 2009, the depreciation expense increased because of the investments made through acquisitions and the ongoing implementation of Couche-Tard’s IMPACT program within its network, partially offset by the impact of sale and leaseback transactions completed during fiscal 2008.

For the fourth quarter, financial expenses decreased by $2.3 million compared with last year while they decreased by $18.4 million during fiscal 2009. These decreases are due to the combined reduction in average borrowings and interest rates.

The income tax expense for the fourth quarter of fiscal 2009 was $17.6 million (31.7% effective rate) compared to a $0.8 million recovery for the same quarter last fiscal year. This recovery resulted from the adjustment of the annual effective income tax rate taking into account the actual results of the fourth quarter of fiscal 2008.

The income tax rate for fiscal year 2009 is 31.1% compared to 26.5% for fiscal 2008 which was positively impacted by the reversal of the unusual income tax expense related to Bill 15 in the Province of Québec. Excluding this unusual item, the income tax rate for fiscal year 2008 would have been 30.3% . As for the fiscal 2009 income tax rate, it was negatively affected by a non-recurring income tax expense related to a corporate reorganization undertaken in the second quarter as well as a less advantageous apportionment of taxable income among the various jurisdictions that have different income tax rates. As Couche-Tard previously stated, the benefits of the reorganization should positively impact the income tax rate during the next quarters.

Couche-Tard closed the fourth quarter of fiscal 2009 with net earnings of $38.0 million, which equals $0.20 per share (same per share on a diluted basis), compared to $15.5 million ($0.08 per share on a diluted basis) for the same quarter last fiscal year, an increase of $22.5 million or 145.2% .

As for fiscal 2009, net earnings stood at $253.9 million, which equals $1.31 per share or $1.29 per share on a diluted basis compared with $189.3 million last year ($0.94 per share on a diluted basis), an increase of $64.6 million or 34.1% .

Liquidity and Capital Resources

The Company’s sources of liquidity remain unchanged compared with fiscal year ended April 27, 2008, with the exception of its two new terms revolving unsecured operating credits of a maximum amount of $310.0 million and $40.0 million entered into fiscal 2009, for which terms and conditions are similar to those of the credit facility Couche-Tard already had as of April 27, 2008. For further information, please refer to the 2008 Annual Report.

_______________________________
1 Earnings before interests, taxes, depreciation and amortization is not a performance measure defined by Canadian GAAP, but management, investors and analysts use this measure to evaluate operating and financial performance. Note that the Company’s definition of this measure may differ from the ones used by other public companies.

Credit facilities have not changed with respect to their terms of use since April 27, 2008. As at April 26, 2009, $381.3 million of the Company’s term revolving unsecured operating credits were used ($340.0 million for the US dollars portion and $41.3 million for the Canadian dollars portion). The weighted average effective interest rate was 1.1% for the US dollar portion and 1.24% for the Canadian dollars portion. In addition, standby letters of credit in the amount of Cdn$1.0 million and $18.3 million were outstanding as at April 26, 2009.

The Company also has a $351.7 million subordinated unsecured debt (nominal value amounting to $350.0 million, net of attributable financing costs of $0.8 million, adjusted for the fair value of the interest rate swap designated as a fair value hedge of the debt) bearing interest at an effective rate of 7.56% (6.72% taking into account the effect of the interest rate swap) and maturing in 2013.

During the fourth quarter of fiscal 2009, two of the interest rate swap agreements held by the Company as at April 27, 2008 were terminated by the counterparties in exchange for the payment of penalties on their part for a total amount of $9.4 million. Following the termination of these swaps, Couche-Tard discontinued the related hedge accounting and the fair value of these swaps on the balance sheet was reversed as at the termination date. The fair value of the swaps that was allocated to the subordinated unsecured debt is presented as an integral part of it and is amortized using the effective rate method.

With respect to capital expenditures, acquisitions and share repurchases carried out in fiscal 2009, they were financed using available cash flow. Couche-Tard expects that its cash available from operations together with borrowings available under its revolving unsecured credit facilities, as well as potential sale and leaseback transactions, will meet its liquidity needs in the foreseeable future.

Selected Consolidated Cash Flow Information

(In millions of US dollars)	12-week periods ended			52-week periods ended
	April 26,	April 27,	Variation	April 26,	April 27,	Variation
	2009	2008		$2009	2008	$
Operating activities
Cash flows (1)	75.7	65.4	10.3	450.1	359.2	90.9
Other	132.2	67.9	64.3	52.7	0.6	52.1
Net cash provided by operating activities	207.9	133.3	74.6	502.8	359.8	143.0
Investing activities
Purchase of property and equipment, net of proceeds from the disposal of property and equipment	(88.9)	(96.9)	8.0	(224.4)	(259.3)	36.9
Business acquisitions	(13.8)	(0.3)	(13.5)	(80.8)	(70.7)	(10.1)
Proceeds from sale and leaseback transactions	7.9	5.7	2.2	19.8	172.4	(152.6)
Other	(6.6)	(0.1)	(6.5)	(13.2)	(2.8)	(10.4)
Net cash (used in) from investing activities	(101.4)	(91.6)	(9.8)	(296.6)	(160.4)	(136.2)
Financing activities
Share repurchase	(53.3)	(53.0)	(0.3)	(99.5)	(101.3)	1.8
Net increase (decrease) in long-term debt	18.2	84.8	(66.6)	(116.5)	(14.3)	(102.2)
Interest rate swap early termination fees received	9.4	-	9.4	9.4	-	9.4
Cash dividends paid	(5.3)	(6.9)	1.6	(24.1)	(25.6)	1.5
Issuance of shares	1.2	-	1.2	1.8	4.7	(2.9)
Net cash (used in) from financing activities	(29.8)	24.9	(54.7)	(228.9)	(136.5)	(92.4)
Company credit rating
Standard and Poor’s				BB+	BB
Moody’s				Ba1	Ba1
1.

These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent cash flows from net earnings, plus depreciation and amortization, loss on disposal of assets and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Operating activities During the fourth quarter of fiscal 2009, net cash from operating activities reached $207.9 million, up $74.6 million from the fourth quarter of fiscal 2008. This increase is mainly due to higher net earnings during the fourth quarter of fiscal 2009 compared to last year and to changes in non cash working capital for $70.2 million, including a decrease in accounts receivable and inventories resulting from lower motor fuel retail prices as well as the impact of the improvement in the inventory turnover ratio.

Investing activities During the fourth quarter of fiscal 2009, investments were primarily related to the replacement of equipment in some stores to enhance the offering of products and services, the addition of new stores as well as the ongoing implementation of Couche-Tard’s IMPACT program throughout its network.

Financing activities During the fourth quarter of fiscal 2009, the Company repurchased shares for a total amount of $53.3 million while the increase in long term debt amounted to $18.2 million. In addition, an amount of $5.3 million in dividends was paid out. Finally, Couche-Tard cashed $9.4 million from two banks pursuant to their early termination of interest rate swap agreements.

Financial Position

As shown by the indebtedness ratios included in the “Selected Consolidated Financial Information” section and the net cash provided by operating activities, the Company’s financial position is excellent.

Couche-Tard’s total consolidated assets stood at $3,255.9 million as at April 26, 2009, down $64.7 million compared with the previous fiscal year, chiefly due to the weakening Canadian dollar against its U.S. counterpart.

Shareholders’ equity was $1,326.0 million as at April 26, 2009, up $72.3 million compared to April 27, 2008, resulting mainly from net earnings of $253.9 million, partially offset by the decrease of $67.7 million in accumulated other comprehensive income due to exchange rate fluctuations, by the repurchase and cancellation of shares totalling $94.3 million and by $24.1 million in dividends paid. The net interest-bearing debt to total capitalization ratio stood at 0.30:1 versus 0.33:1 as at April 27, 2008

Summary of Quarterly Results

	52 weeks ended April 26, 2009				52 weeks ended April 27, 2008
Quarter	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Weeks	12 weeks	16 weeks	12 weeks	12 weeks	12 weeks	16 weeks	12 weeks	12 weeks
Revenues	2,994.0	3,911.7	4,556.4	4,319.0	3,705.8	4,590.9	3,499.8	3,573.5
Income before depreciation and amortization of property and equipment and other assets, financial expenses and income taxes	105.0	168.1	179.7	135.0	63.7	130.6	135.2	155.1
Depreciation and amortization of property and equipment and other assets	42.6	56.4	41.1	42.9	39.9	53.8	41.1	37.7
Operating income	62.4	111.7	138.6	92.1	23.8	76.8	94.1	117.4
Financial expenses	6.8	10.3	9.3	9.8	9.1	16.7	13.8	15.0
Net earnings	38.0	71.1	97.6	47.2	15.5	50.5	54.2	69.1
Net earnings per share
Basic	$0.20	$0.37	$0.50	$0.24	$0.08	$0.25	$0.27	$0.34
Diluted	$0.20	$0.36	$0.49	$0.24	$0.08	$0.24	$0.26	$0.33

Outlook

In the course of fiscal year 2010, Couche-Tard expects to pursue its investments with caution in order to, amongst other things, deploy its IMPACT program. The Company believes to be able to realize acquisitions by seizing opportunities arising from the economic climate and from the attractive access to its credit facilities. In view of current accessibility conditions to capital market and debt, Couche-Tard believes to be in good position to create value. However, the Company will continue to exercise patience in order to benefit from a fair price in view of current market conditions. Couche-Tard also intends to keep an ongoing focus on its supply terms and operating expenses.

Finally, in line with its business model, Couche-Tard intends to continue to focus its resources on the sale of fresh products and on innovation, including the introduction of new products and services, in order to satisfy the needs of its large clientele.

July 14, 2009

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the second largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of stores. Couche-Tard currently has a network of 5,443 convenience stores, 3,646 of which include motor fuel dispensing, located in 11 large geographic markets, including eight in the United States covering 34 states and three in Canada covering ten provinces. More than 48,000 people are employed throughout Couche-Tard’s retail convenience network and service centers.

Source

Raymond Paré, Vice-President and Chief Financial Officer
Tel: (450) 662-6632 ext. 4607
investor.relations@couche-tard.com

The statements set forth in this press release, which describes Couche-Tard’s objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as “plan”, “evaluate”, “estimate”, “believe” and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard’s actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this release is based on information available as of the date of the release.

Webcast on July 14, 2009 at 3:30 P.M. (EST)

Following the positive reception of its new communication procedure via webcast, Couche-Tard believes appropriate to reiterate this approach with respect to its commentary on its fourth quarter results of fiscal 2009. Therefore, Couche-Tard invites analysts known to the Company to send their two questions in advance to its management, before 1:30 P.M. (EST) on July 14, 2009.

Financial analysts and investors who wish to listen to the Webcast on Couche-Tard’s results which will take place online on July 14, 2009 at 3:30 P.M. (EST) can do so by accessing the Company’s website at www.couche-tard.com and by clicking on the corporate presentations link of the investor relations section. For those who will not be able to listen to the live presentation, the recording of the webcast will be available on the Company’s website for a period of 90 days.

CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of US dollars, except per share amounts, unaudited)

	12 weeks		52 weeks
For the periods ended	April 26,	April 27,	April 26,	April 27,
	2009	2008	2009	2008
	$	$	$	$
Revenues	2,994.0	3,705.8	15,781.1	15,370.0
Cost of sales (excluding depreciation and amortization of property and equipment and other assets as shown separately below)	2,476.5	3,226.9	13,344.5	13,146.5
Gross profit	517.5	478.9	2,436.6	2,223.5

Operating, selling, administrative and general expenses	412.5	415.2	1,848.8	1,738.9
Depreciation and amortization of property and equipment and other assets	42.6	39.9	183.0	172.5
	455.1	455.1	2,031.8	1,911.4
Operating income	62.4	23.8	404.8	312.1
Financial expenses	6.8	9.1	36.2	54.6
Earnings before income taxes	55.6	14.7	368.6	257.5
Income taxes (Note 10)	17.6	(0.8)	114.7	68.2
Net earnings	38.0	15.5	253.9	189.3

Net earnings per share (Note 6)
Basic	0.20	0.08	1.31	0.94
Diluted	0.20	0.08	1.29	0.92
Weighted average number of shares (in thousands)	190,433	198,549	193,596	201,486
Weighted average number of shares – diluted (in thousands)	194,108	202,981	197,468	206,478
Number of shares outstanding at end of period (in thousands)	187,628	196,727	187,628	196,727

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions of US dollars, unaudited)

For the periods ended	12 weeks		52 weeks
	April 26,	April 27,	April 26,	April 27,
	2009	2008	2009	2008
	$	$	$	$
Net earnings	38.0	15.5	253.9	189.3
Other comprehensive income
Changes in cumulative translation adjustments (1)	21.3	(19.5)	(67.7)	16.1
Other comprehensive income	21.3	(19.5)	(67.7)	16.1
Comprehensive income	16.7	(4.0)	186.2	205.4

(1)

For the 12 and 52-week periods ended April 26, 2009, these amounts include a gain of $7.0 (net of income taxes of $3.2) and a loss of $89.6 (net of income taxes of $40.5), respectively. For the 12 and 52-week periods ended April 27, 2008 these amounts include a loss of $10.4 (net of income taxes of $4.8) and gain of $61.6 (net of income taxes of $22.2), respectively. These gains and losses arise from the translation of US dollar denominated long-term debt designated as a foreign exchange hedge of the Company’s net investment in its U.S. self-sustaining operations.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions of US dollars, unaudited)

For the 52-week period ended	April 26, 2009
				Accumulated
				other
	Capital	Contributed	Retained	comprehensive	Shareholders’
	stock	surplus	earnings	income	equity
	$	$	$	$	$

Balance, beginning of period	348.8	15.6	775.0	114.3	1,253.7
Comprehensive income:
Net earnings			253.9		253.9
Change in cumulative translation adjustments				(67.7)	(67.7)
Comprehensive income for the year					186.2
Dividends			(24.1)		(24.1)
Stock-based compensation expense (note 8)		2.7			2.7
Fair value of stock options exercised	0.6	(0.6)			-
Cash received upon exercise of stock- options	1.8				1.8
Repurchase and cancellation of shares	(22.1)				(22.1)
Excess of acquisition cost over book value of Class A multiple voting shares and Class B subordinate voting shares repurchased and cancelled			(72.2)		(72.2)
Balance, end of period	329.1	17.7	932.6	46.6	1,326.0

For the 52-week period ended	April 27, 2008
				Accumulated
				other
	Capital	Contributed	Retained	comprehensive	Shareholders’
	stock	surplus	earnings	income	equity
	$	$	$	$	$

Balance, beginning of period	352.3	13.4	681.9	97.8	1,145.4
Cumulative impact of the adoption of new accounting policies			0.9	0.4	1.3
Balance, beginning of the period, as restated	352.3	13.4	682.8	98.2	1,146.7
Comprehensive income:
Net earnings			189.3		189.3
Change in cumulative translation adjustments				16.1	16.1
Comprehensive income for the year					205.4
Dividends			(25.6)		(25.6)
Stock-based compensation expense (note 8)		4.0			4.0
Fair value of stock options exercised	1.8	(1.8)			-
Cash received upon exercise of stock- options	4.7				4.7
Repurchase and cancellation of shares	(10.0)				(10.0)
Excess of acquisition cost over book value of Class A multiple voting shares and Class B subordinate voting shares repurchased and cancelled			(71.5)		(71.5)
Balance, end of period	348.8	15.6	775.0	114.3	1,253.7

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars, unaudited)

For the periods ended	12 weeks		52 weeks
	April 26,	April 27,	April 26,	April 27,
	2009	2008	2009	2008
	$	$	$	$
Operating activities
Net earnings	38.0	15.5	253.9	189.3
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization of property and equipment and other assets, net of amortization of deferred credits	38.7	35.1	161.4	151.8
Future income taxes	(1.5)	12.7	32.0	19.0
Loss (gain) on disposal of property and equipment and other assets	0.5	2.1	2.8	(0.9)
Deferred credits	0.4	1.6	9.4	13.3
Other	(0.3)	4.4	13.3	24.2
Changes in non-cash working capital	132.1	61.9	30.0	(36.9)
Net cash provided by operating activities	207.9	133.3	502.8	359.8

Investing activities
Purchase of property and equipment	(93.6)	(103.6)	(238.2)	(280.3)
Business acquisitions (Note 5)	(13.8)	(0.3)	(80.8)	(70.7)
Proceeds from sale and leaseback transactions	7.9	5.7	19.8	172.4
Increase in other assets	(6.6)	(0.4)	(13.2)	(3.3)
Proceeds from disposal of property and equipment and other assets	4.7	6.7	15.8	21.0
Deposit reimbursement on business acquisition	-	0.3	-	0.5
Net cash used in investing activities	(101.4)	(91.6)	(296.6)	(160.4)

Financing activities
Repurchase of Class A multiple voting shares and Class B subordinated voting shares	(53.3)	(53.0)	(99.5)	(101.3)
Net increase (decrease) in long-term debt	18.2	84.8	(116.5)	(14.3)
Swap early termination fees received (note 4)	9.4	-	9.4	-
Dividends paid in cash	(5.3)	(6.9)	(24.1)	(25.6)
Issuance of shares	1.2	-	1.8	4.7
Net cash (used in) provided by financing activities	(29.8)	24.9	(228.9)	(136.5)
Effect of exchange rate fluctuations on cash and cash equivalents	(7.6)	0.3	(20.0)	11.4
Net increase (decrease) in cash and cash equivalents	69.1	66.9	(42.7)	74.3
Cash and cash equivalents, beginning of period	104.2	149.1	216.0	141.7
Cash and cash equivalents, end of period	173.3	216.0	173.3	216.0

Supplemental information:
Interest paid	0.3	4.6	34.2	59.5
Income taxes paid	13.1	38.6	66.1	89.0

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars)

	As at April 26,	As at April 27,
	2009	2008
	(unaudited)
	$	$
Assets
Current assets
Cash and cash equivalents	173.3	216.0
Accounts receivable	225.4	251.7
Inventories	400.3	444.5
Prepaid expenses	8.5	8.3
Future income taxes	37.0	24.7
	844.5	945.2
Property and equipment	1,789.4	1,748.3
Goodwill	384.8	402.6
Trademarks and licenses	172.0	170.3
Deferred charges	10.9	13.8
Other assets	49.8	39.5
Future income taxes	4.5	0.9
	3,255.9	3,320.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	758.1	842.7
Income taxes payable	26.3	18.6
Future income taxes	0.7	-
Current portion of long-term debt	3.9	1.2
	789.0	862.5
Long-term debt	745.3	841.0
Deferred credits and other liabilities	259.0	253.8
Future income taxes	136.6	109.6
	1,929.9	2,066.9

Shareholders' equity
Capital stock	329.1	348.8
Contributed surplus	17.7	15.6
Retained earnings	932.6	775.0
Accumulated other comprehensive income	46.6	114.3
	1,326.0	1,253.7
	3,255.9	3,320.6

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

1. CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and have not been subject to a review engagement by the Company’s external auditors. These consolidated financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 27, 2008, with the exception of the accounting changes described in Note 2 below. The unaudited interim consolidated financial statements do not include all the information for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company’s 2008 Annual Report (the 2008 Annual Report). The results of operations for the interim periods presented do not necessarily reflect results expected for the full year. The Company’s business follows a seasonal pattern. The busiest period is the first half-year of each fiscal year, which includes summer’s sales.

2. ACCOUNTING CHANGES

Inventories

On April 28, 2008, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3031, “Inventories”, which replaces Section 3030 of the same name. The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs. The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs. The adoption of this new Section had no impact on the Company’s consolidated financial results.

Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009, the Company adopted retrospectively and without restatement of prior periods the recommendations of the Emerging Issues Committee (EIC) of the CICA relating to the Abstract 173 (EIC-173), “Credit risk and the fair value of financial assets and financial liabilities”. These recommendations provide precisions in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 stipulates that an entity’s own credit risk and the credit risk of the counterparty should be taken into consideration in determining the fair value of these items. The adoption of these new recommendations had no material impact on the Company’s consolidated financial results.

3. LONG TERM DEBT

On June 13, 2008 and March 24, 2009, the Company entered into two new credit agreements consisting of revolving unsecured credit facilities of a maximum amount of $310.0 and $40.0, respectively, with terms and conditions similar to those of the other facility the Company already had as at April 27, 2008 as described in Note 17a) presented in the 2008 Annual Report.

4. INTEREST RATE SWAP EARLY TERMINATION

During the 12 week period ended April 26, 2009, two of the interest rate swap agreements held by the Company as at April 27, 2008 were terminated by the counterparties in exchange for the payment of penalties on their part for a total amount of $9.4. Following the termination of these swaps, the Company discontinued hedge accounting for these two swaps. The fair value of the terminated swaps recorded as part of the Subordinated unsecured debt is amortized using the effective rate method over the original term of the hedging relationship.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

5. BUSINESS ACQUISITIONS

Effective February 10, 2009, the Company purchased seven company-operated stores from Gate Petroleum Company. The acquired stores operate under the Gate banner in the Greensboro and Raleigh regions of North Carolina, United States. The Company leases the lands and buildings related to two sites; it owns the building and leases the land for one site, while it owns both these assets for the other sites.

Effective February 5, 2009, the Company purchased 13 company-operated stores located in the province of Quebec, Canada from Exploitation Quali-T inc., a subsidiary of Groupe Therrien.

Effective July 8, 2008, the Company purchased 70 company-operated stores from Spirit Energy. For 11 sites, the Company owns the buildings and the land, it leases the land for two sites and leases both land and building for the remaining 57 sites. The acquired stores operate under the Convenient Food Mart banner in the St. Louis Missouri area and nearby central Illinois area, United-States.

Effective April 29, 2008, the Company purchased 15 company-operated stores from Speedway Superamerica LLC. The acquired stores operate under the Speedway banner in central Illinois, United States. The Company owns the land related to 14 sites and leases one, while it owns all 15 buildings.

During the fiscal year, the Company purchased two stores through two distinct transactions. The Company owns land and buildings related to both transactions.

These acquisitions were settled for a total cash consideration of $80.8, including direct acquisition costs. The preliminary allocations of the purchase price of the acquisitions were established based on available information and on the basis of preliminary evaluations and assumptions management believes to be reasonable. Since the Company has not completed its fair value assessment of the net assets acquired for all transactions, the preliminary allocations of certain acquisitions are subject to adjustments to the fair value of the assets and liabilities until the process is completed. The allocations are based on the estimated fair values on the dates of acquisition:

$
Tangible assets acquired
Inventories	12.4
Property and equipment	59.1
Other assets	1.4
Total tangible assets	72.9
Liabilities assumed
Accounts payable and accrued liabilities	2.5
Deferred credits and other liabilities	1.8
Total liabilities	4.3
Net tangible assets acquired	68.6
Goodwill	12.2
Total consideration paid, including direct acquisition costs	80.8

The Company expects that approximately $4.7 of the goodwill related to these transactions will be deductible for tax purposes.

6. NET EARNINGS PER SHARE

	12-week period			12-week period
	ended April 26, 2009			ended April 27, 2008
	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share
	$		$	$		$
Basic net earnings attributable to Class A and B shareholders	38.0	190,433	0.20	15.5	198,549	0.08

Dilutive effect of stock options		3,675	-		4,432	-

Diluted net earnings available for Class A and B shareholders	38.0	194,108	0.20	15.5	202,981	0.08

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

	52-week period			52-week period
	ended April 26, 2009			ended April 27, 2008
	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share
	$		$	$		$
Basic net earnings attributable to Class A and B shareholders	253.9	193,596	1.31	189.3	201,486	0.94

Dilutive effect of stock options		3 ,872	(0.02)		4,992	(0.02)

Diluted net earnings available for Class A and B shareholders	253.9	197,468	1.29	189.3	206,478	0.92

A total of 1,707,695 stock options are excluded from the calculation of the diluted net earnings per share due to their antidilutive effect for the 12 and 52-week periods ended April 26, 2009. There are 1,512,515 stocks options excluded from the calculation for the 12 and 52-week periods ended April 27, 2008.

7. CAPITAL STOCK

As at April 26, 2009, the Company has 53,710,412 (53,881,212 as at April 27, 2008) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 133,917,208 (142,845,776 as at April 27, 2008) outstanding Class B subordinate voting shares each comprising one vote per share.

Effective August 8, 2008, the Company implemented a second share repurchase program which allows to repurchase up to 2,693,860 Class A multiple voting shares (representing 5.0% of the 53,877,212 Class A multiple voting shares issued and outstanding as at July 29, 2008) and up to 14,031,210 Class B subordinate voting shares (representing 10.0% of the 140,312,108 Class B subordinate voting shares of the public float, as defined by applicable rules, as at July 29, 2008). When making such repurchases, the number of issued and outstanding Class A multiple voting shares and Class B subordinate voting shares is reduced and the proportionate interest of the shareholders in the share capital of the Company is increased on a pro rata basis. All shares repurchased under the share repurchase program are cancelled upon repurchase. During the 12-week period ended April 26, 2009, the Company has repurchased under this program a total of 12,300 Class A multiple voting shares at an average cost of Cdn$13.11 and 5,338,400 Class B subordinate voting shares at an average cost of Cdn$12.84. During the 52-week period ended April 26, 2009 and on a cumulative basis since the implementation of the program, the Company has repurchased a total of 15,300 Class A multiple voting shares at an average cost of Cdn$13.17 and 7,483,400 Class B subordinate voting shares at an average cost of Cdn$13.02.

Pursuant to the previous share repurchase program described in Note 19 of the consolidated financial statements presented in the 2008 Annual report and which expired on August 7, 2008, the Company repurchased 8,800 Class A multiple voting shares during the 52-week period ended April 26, 2009 at an average cost of Cdn$10.91 and 1,904,100 Class B subordinate voting shares at an average cost of Cdn$10.83.

8. STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

As at April 26, 2009, 8,800,623 stock options for the purchase of Class B subordinate voting shares are outstanding (8,913,915 as at April 27, 2008). These stock options can be gradually exercised at various dates until April 22, 2019, at an exercise price varying from Cdn$2.38 to Cdn$25.71. Nine series of stock options totaling 260,800 stock options at exercise prices ranging from Cdn$12.59 to Cdn$15.44 were granted since the beginning of the fiscal year.

For the 12 and 52-week periods ended April 26, 2009, the stock-based compensation costs amount to $0.4 and $2.7, respectively. For the 12 and 52-week periods ended April 27, 2008, the stock-based compensation costs amount to $0.7 and $4.0, respectively.

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the period:

☐ risk-free interest rate of 3.20%;
☐ expected life of 8 years;
☐ expected volatility of 32.2%;
☐ expected quarterly dividend of Cdn$0.035 per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

The weighted average fair value of stock options for the 52-week period ended April 26, 2009 is Cdn$5.32 (Cdn$8.04 as at April 27, 2008). A description of the Company’s stock-based compensation plan is included in Note 20 of the consolidated financial statements presented in the 2008 Annual Report.

9. EMPLOYEE FUTURE BENEFITS

For the 12 and 52-week periods ended April 26, 2009, the Company’s total net pension expense included in its consolidated statement of earnings amounts to $2.1 and $6.4, respectively. For the corresponding 12 and 52-week periods ended April 27, 2008, the expense is $1.5 and $6.1, respectively. The Company’s pension plans are described in Note 21 of the consolidated financial statements presented in the 2008 Annual Report.

10. INCOME TAXES

On June 9, 2006, the Government of Québec adopted Bill 15 in the National Assembly of Québec, regarding amendments to the Taxation Act and other legislative provisions. As a result, for the 12-week period ended July 23, 2006, the Company recorded an unusual retroactive income tax expense of $9.9. During the 16-week period ended February 3, 2008, the Company reversed this unusual income tax expense following an agreement with the Government of Québec.

11. SEGMENTED INFORMATION

The Company operates convenience stores in the United States and in Canada. It essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through corporate stores or franchise operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

The following table provides the information on the principal revenue classes as well as geographic information:

	12-week period			12-week period
	ended April 26, 2009			ended April 27, 2008
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer revenues (a)
Merchandise and services	880.9	335.4	1,216.3	790.8	373.5	1,164.3
Motor fuel	1,504.7	273.0	1,777.7	2,229.3	312.2	2,541.5
	2,385.6	608.4	2,994.0	3,020.1	685.7	3,705.8
Gross Profit
Merchandise and services	295.8	113.3	409.1	262.4	129.5	391.9
Motor fuel	85.8	22.6	108.4	67.7	19.3	87.0
	381.6	135.9	517.5	330.1	148.8	478.9
Property and equipment and goodwill (a)	1,735.3	438.9	2,174.2	1,643.2	507.7	2,150.9

	52-week period			52-week period
	ended April 26, 2009			ended April 27, 2008
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer revenues (a)
Merchandise and services	3,742.6	1,673.8	5,416.4	3,476.3	1,724.4	5,200.7
Motor fuel	8,865.2	1,499.5	10,364.7	8,891.6	1,277.7	10,169.3
	12,607.8	3,173.3	15,781.1	12,367.9	3,002.1	15,370.0
Gross Profit
Merchandise and services	1,226.2	574.9	1,801.1	1,146.5	601.1	1,747.6
Motor fuel	545.6	89.9	635.5	393.9	82.0	475.9
	1,771.8	664.8	2,436.6	1,540.4	683.1	2,223.5

(a)	Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

12. RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET IMPLEMENTED

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064 “Goodwill and Intangible Assets”, replacing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards relating to goodwill are unchanged from the standards included in the previous Section 3062.

This new standard is applicable to fiscal years beginning on or after October 1, 2008. The Company will implement this standard in its first quarter of fiscal year 2010 but does not believe it will have a material impact on its consolidated financial statements.

Business combinations, Consolidated Financial Statements and Non-controlling Interest

In January 2009, the CICA issued Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidations”, and Section 1602 “Non-controlling Interests”. These sections replace former Section 1581 “Business Combinations” and Section 1600 “Consolidated Financial Statements”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 1582 establishes standards for the recognition, measurement, presentation and disclosure of a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that direct acquisition costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier application is permitted. If the Company realizes significant business combinations, this new Section could have a material impact on its consolidated financial statements, because direct acquisition costs would then be expensed when incurred. The Company’s actual policy is to include these costs in the purchase price of the acquired business.

Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year.

All three sections must be adopted concurrently. The Company will apply these new sections as of the beginning of the first quarter of its 2012 fiscal year.

13. SUBSEQUENT EVENT

On May 28, 2009, the Company acquired 43 company-operated stores in the Phoenix, Arizona region, United-States from ExxonMobil Corporation (ExxonMobil). The land and buildings of ten of these sites are leased. As per the agreement, ExxonMobil also transferred to Couche-Tard the “On the Run” trademark rights in the United Sates as well as 450 franchised stores operating under this trademark in the United States.